UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Royal Group Technologies Limited
(Name of Issuer)

Subordinate Voting Shares
(Title of Class of Securities)

779915 10 7
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[     ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 779915107
1.		Names of Reporting Persons. De Meneghi Holdings Limited
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.		SEC Use Only _____________________________
4.		Citizenship or Place of Organization Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power: N/A
	6.	Shared Voting Power: 6,797,444 Subordinate Voting Shares
	7.	Sole Dispositive Power: N/A
	8.	Shared Dispositive Power: 6,797,444 Subordinate Voting Shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person: 6,797,444 Subordinate Voting Shares
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.		Percent of Class Represented by Amount in Row (9): 7.3%
12.		Type of Reporting Person (See Instructions): CO

CUSIP No. 779915107
1.		Names of Reporting Persons. 1412425 Ontario Limited
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.		SEC Use Only _____________________________
4.		Citizenship or Place of Organization Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power: N/A
	6.	Shared Voting Power: 6,797,444 Subordinate Voting Shares
	7.	Sole Dispositive Power: N/A
	8.	Shared Dispositive Power: 6,797,444 Subordinate Voting Shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person: 6,797,444 Subordinate Voting Shares
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.		Percent of Class Represented by Amount in Row (9): 7.3%
12.		Type of Reporting Person (See Instructions): CO

CUSIP No. 779915107
1.		Names of Reporting Persons. Lorenzo De Meneghi
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.		SEC Use Only _____________________________
4.		Citizenship or Place of Organization Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power: 2,140 Subordinate Voting Shares
	6.	Shared Voting Power: 6,797,444 Subordinate Voting Shares
	7.	Sole Dispositive Power: 2,140 Shares
	8.	Shared Dispositive Power: 6,797,444 Subordinate Voting Shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person: 6,799,584 Subordinate Voting Shares
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.		Percent of Class Represented by Amount in Row (9): 7.3%
12.		Type of Reporting Person (See Instructions): IN

CUSIP No. 779915107
1.		Names of Reporting Persons. Filomena De Meneghi
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.		SEC Use Only _____________________________
4.		Citizenship or Place of Organization Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power: N/A
	6.	Shared Voting Power: 6,797,444 Subordinate Voting Shares
	7.	Sole Dispositive Power: N/A
	8.	Shared Dispositive Power: 6,797,444 Subordinate Voting Shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person: 6,797,444 Subordinate Voting Shares
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.		Percent of Class Represented by Amount in Row (9): 7.3%
12.		Type of Reporting Person (See Instructions): IN

CUSIP No. 779915107

Preliminary Note: This Amendment is being filed to reflect a change in the controlling persons of De Meneghi Holdings Limited as well as a sale of 884,759 shares of Issuer’s Subordinate Voting Shares by De Meneghi Holdings Limited.

Item 1.

(a) Name of Issuer:
Royal Group Technologies Limited

(b). Address of Issuer’s Principal Executive Offices:

Royal Gate Boulevard
Woodbridge, Ontario, Canada
L4L 8Z7

Item 2.
(a) Name of Person Filing:

De Meneghi Holdings Limited
1412425 Ontario Limited
Lorenzo De Meneghi
Filomena De Meneghi

(b) Address of Principal Business Office or, if none, Residence:

c/o Lorenzo De Meneghi
30 Pennsylvania Avenue
Unit 16, Concord, Ontario, Canada
L4K 4A5

(c) Citizenship:

Canadian

(d) Title of Class of Securities:

Subordinate Voting Shares

(e) CUSIP Number:

779915 10 7

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	__	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	__	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	__	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	__	An Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	__	An Investment Adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	__	An Employee Benefit Plan or Endowment Fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	__	A Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G);
(h)	__	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	__	A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	__	Not applicable

Item 4. Ownership.

(a) Amount Beneficially Owned:

De Meneghi Holdings Limited: 6,797,444 Shares
1412425 Ontario Limited: 6,797,444 Shares
Lorenzo De Meneghi: 6,799,584 Shares
Filomena De Meneghi 6,797,444 Shares

(b) Percent of Class:

De Meneghi Holdings Limited: 7.3%
1412425 Ontario Limited: 7.3%
Lorenzo De Meneghi: 7.3%
Filomena De Meneghi 7.3%

(c)	Number of Shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Lorenzo De Meneghi:  2,140 Shares

(ii) shared power to vote or to direct the vote:

De Meneghi Holdings Limited: 6,797,444
1412425 Ontario Limited: 6,797,444
Lorenzo De Meneghi: 6,799,584
Filomena De Meneghi 6,797,444

(iii) sole power to dispose or to direct the disposition of:

Lorenzo De Meneghi:  2,140 Shares

(iv) shared power to dispose or to direct the disposition of:

N/A

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: September 20, 2005

DE MENEGHI HOLDINGS LIMITED

By: /s/ Lorenzo De Meneghi
Name: Lorenzo De Meneghi
Title: President

1412425 ONTARIO LIMITED

By: /s/ Lorenzo De Meneghi
Name: Lorenzo De Meneghi
Title: President

/s/ Lorenzo De Meneghi
Lorenzo De Meneghi

/s/ Filomena De Meneghi
Filomena De Meneghi

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general part of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.

Attention: International misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated this 20th day of September, 2005.

DE MENEGHI HOLDINGS LIMITED

By: /s/ Lorenzo De Meneghi
Name: Lorenzo De Meneghi
Title: President

1412425 ONTARIO LIMITED

By: /s/ Lorenzo De Meneghi
Name: Lorenzo De Meneghi
Title: President

/s/ Lorenzo De Meneghi
Lorenzo De Meneghi

/s/ Filomena De Meneghi
Filomena De Meneghi